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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45110

SEC MAIL RECEIVED PROCESSING FEB 28 2005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific Global Fund Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

206 N. Jackson Street, Suite 301
(No. and Street)

Glendale	CA	91206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara A. Kelley, Treasurer (818) 242-6693
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

725 S. Figueroa street	Los Angeles	CA	90017
(Address)	(City)	(State)	(Zip Code)

PROCESSED MAR 23 2005 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/05
S.S

OATH OR AFFIRMATION

I, Barbara A. Kelley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific Global Fund Distributors, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Barbara A Kelley
Signature

Treasurer
Title

Araceli M. Olea
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
and Supplementary Information

Pacific Global Fund Distributors, Inc.

Year ended December 31, 2004

with Report and Supplementary Report of Independent Auditors

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Los Angeles } ss.

On February 23, 2005 before me, Araceli M. Olea, Notary Public,
Date — Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared Barbara A. Kelley,
Name(s) of Signer(s)

☒ personally known to me
☐ proved to me on the basis of satisfactory evidence

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

ARACELI M. OLEA
Commission # 1399856
Notary Public - California
Los Angeles County
My Comm. Expires Feb 10, 2007

WITNESS my hand and official seal.

Araceli M. Olea
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report Form X-17A-5

Document Date: February 23, 2005 Number of Pages: 2 pages

Signer(s) Other Than Named Above: ——

Capacity(ies) Claimed by Signer

Signer's Name: ______

☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
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Securities and Exchange Commission

Washington, D.C.

Annual Audited Report

Date – December 31, 2004

Pacific Global Fund Distributors, Inc.

206 North Jackson Street, Suite 301, Glendale, California 91206

George Henning
Chairman
Pacific Global Fund Distributors, Inc.
206 North Jackson Street, Suite 301
Glendale, California 91206

Pacific Global Fund Distributors, Inc.

Financial Statements
and Supplementary Information

Year ended December 31, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017

Phone: (213) 977-3200
www.ey.com

Report of Independent Auditors

Board of Directors
Pacific Global Fund Distributors, Inc.

We have audited the accompanying statement of financial condition of Pacific Global Fund Distributors, Inc. (the Company) as of December 31, 2004 and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Global Fund Distributors, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 9 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

January 18, 2005

Pacific Global Fund Distributors, Inc.

Statement of Financial Condition

December 31, 2004

Assets		
Cash	$	2,776
Receivables from affiliates		8,071
Receivables from nonaffiliates		5,040
Investments in Pacific Advisors Fund, Inc. at market value (cost – $20,401)		23,787
Total assets	$	39,674
Liabilities and shareholder's equity		
Payable to brokers	$	3,755
Due to affiliates		3,743
Accrued expenses		22,595
Total liabilities		30,093
Shareholder's equity:		
Common stock, no par value:		
Authorized, issued and outstanding 10,000 shares		96,367
Accumulated deficit		(86,786)
Total shareholder's equity		9,581
Total liabilities and shareholder's equity	$	39,674

See accompanying notes.

Pacific Global Fund Distributors, Inc.

Statement of Income

Year ended December 31, 2004

Revenue:	
Commissions	$ 137,403
Interest and dividend income	236
Unrealized gain on investments in mutual funds	2,118
	139,757
Expenses:	
Commissions	60,710
Professional fees	21,500
Rent	12,720
Consulting	12,000
Postage and printing	9,161
Travel and entertainment	7,200
Regulatory fees	4,307
Marketing	2,858
Telephone	620
Other expenses	8,304
	139,380
Net income	$ 377

See accompanying notes.

Pacific Global Fund Distributors, Inc.

Statement of Changes in Shareholder's Equity

	Common Stock				Accumulated		
	Shares		Amount		Deficit		Total
Balance at December 31, 2003	10,000	$	96,367	$	(87,163)	$	9,204
Net income	–		–		377		377
Balance at December 31, 2004	10,000	$	96,367	$	(86,786)	$	9,581

See accompanying notes.

Pacific Global Fund Distributors, Inc.

Statement of Cash Flows

For the year ended December 31, 2004

Operating activities		
Net income	$	377
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized gain on investments in mutual funds		(2,118)
Changes in operating assets and liabilities:		
Receivables		3,837
Accounts payable and accrued expenses		9,171
Net cash provided by operating activities		11,267
Investing activities		
Investments in mutual funds		(8,183)
Net increase in cash		3,084
Cash at beginning of year		(308)
Cash at end of year	$	2,776

See accompanying notes.

Pacific Global Fund Distributors, Inc.

Notes to Financial Statements

December 31, 2004

1. Organization

Pacific Global Fund Distributors, Inc. (the Company) was incorporated on June 25, 1992. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company, a wholly owned subsidiary of Pacific Global Investment Management Company, serves as the distributor of capital shares and as an introducing broker for trading of portfolio securities of the Pacific Advisors Fund Inc. (the Fund).

The Company receives commissions for the sale of capital shares for the Fund. A portion of this amount is re-allowed to the selling brokers as a selling commission. All amounts of sales commissions, revenue and expense are recorded on a gross basis in the accompanying statement of operations.

The Company receives 12b-1 distribution fees from the Fund, which are included in commissions revenue. A portion of these fees is re-allowed to the selling brokers and is included in commissions expense in the accompanying statement of operations.

Also included in commissions revenue are commissions earned for introducing trades on behalf of Pacific Global Investment Management Company (the Advisor), and sub-advisors with whom the Advisor has contracted on behalf of the Fund.

The Company does not carry customer accounts nor perform custodial functions related to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

2. Summary of Significant Accounting Policies

Investments in Mutual Funds

The Company's investments in the Fund's portfolios are recorded at their quoted market values.

Accrual Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting. Revenues are recorded when earned and expenses are recorded when incurred.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirements

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is required to maintain a minimum net capital, as defined. In addition, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital was $6,013 and the ratio of aggregate indebtedness to net capital was 5 to 1 at December 31, 2004, and was in compliance with the net capital requirements.

4. Income Taxes

The Company has a federal and state tax allocation agreement with its parent company whereby it is charged an amount equal to its separate tax liability as if it were filing on a separate-company basis. The Company files a consolidated tax return with its parent company for federal tax purposes and a combined tax return for state tax purposes. For the year ended December 31, 2004, the Company was charged $800 for its share of state franchise taxes, which is included in other expenses.

5. Related Parties

As discussed in Note 1, the Company derives all of its commissions income from the Fund and trades executed by the Fund.

The Advisor of the Fund provides personnel and certain other support services to the Company. The cost of these services will be reimbursed at the Company's discretion. Certain officers of the Company are also officers of the Advisor and the Fund.

5. Related Parties (continued)

Due from affiliates represents commissions receivable from the Fund from the sale of capital shares for the Fund.

Due to affiliates represents amounts payable to the Advisor for certain expenses paid by the Advisor on behalf of the Company.

At December 31, 2004, the Company had invested $20,401 (market value $23,787) in the Fund.

Supplementary Information

Pacific Global Fund Distributors, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2004

Computation of net capital		
Total shareholder's equity from statement of financial condition	$	9,581
Haircuts on securities		(3,568)
Net capital	$	6,013
Computation of basic net capital requirement		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	2,006
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	1,013
Computation of aggregate indebtedness		
Total aggregate indebtedness included in statement of financial condition	$	30,093
Ratio of aggregate indebtedness to net capital		5.00

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2004 Part IIA FOCUS filing.

Pacific Global Fund Distributors, Inc.

Statement Regarding Rule 15c3-3

December 31, 2004

The Company is exempt from the computation of determination of reserve requirements pursuant to Rule 15c3-3 under Section (k)(2)(ii).

ERNST & YOUNG

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017

Phone: (213) 977-3200
www.ey.com

Supplementary Report of Independent Auditors on Internal Control

Board of Directors
Pacific Global Fund Distributors, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of Pacific Global Fund Distributors, Inc. (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities and its operation, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

January 18, 2005